FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January 2016

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding resolutions passed at 2016 first extraordinary general meeting of Huaneng Power International, Inc. (the Registrant”), made by the Registrant on January 13, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited liability company incorporated in the People’s Republic of China)
(Stock Code: 902)

RESOLUTIONS PASSED AT
2016 FIRST EXTRAORDINARY GENERAL MEETING

This announcement sets out the resolution passed at the EGM convened on 12 January 2016.

Reference is made to the notice of meeting of 2016 first extraordinary general meeting (the “EGM” or the “Meeting”) of Huaneng Power International, Inc. (the “Company”) dated 26 November 2015.

The EGM was held at 9:00 a.m. on 12 January 2016 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China. The convening of the Meeting was in compliance with the Company Law of the PRC and relevant provisions of the Articles of Association of the Company. The Meeting was convened by the board of directors of the Company. Cao Peixi, (Chairman of the Company) and Guo Junming (Vice Chairman) had been unable to preside over the EGM due to other business commitment. After election by more than half of the directors, Liu Guoyue (director) presided over the EGM as the chairman of the Meeting. Relevant members of the board of directors of the Company, Supervisors, Company Secretary and management of the Company attended the Meeting.

As at the record date (i.e. 23 December 2015), there were totally 15,200,383,440 shares of the Company entitled to attend the EGM to vote for or against the resolutions tabled thereat. Details of the shareholders and their proxies who attended the EGM are set out below:

Number of Shareholders and proxies who attended the EGM (person(s))		47
Of which:	A Shares	42
	H Shares	5
Total number of Shares carrying voting rights held by Shareholders and proxies who attended the EGM (share)		11,454,142,476
Of which:	A Shares	8,954,364,589
	H Shares	2,499,777,887
Percentage of the total number of Shares held by Shareholders and proxies who attended the EGM relative to the total number of Shares carrying voting rights of the Company (%)		75.354299%
Of which:	A Shares	58.908807%
	H Shares	16.445492%

According to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), connected persons (including China Huaneng Group, Huaneng International Power Development Corporation and their respective associates and shareholders of the Company who are involved in or interested in the transactions as contemplated by the following resolutions to be considered at the EGM) holding an aggregate of 7,167,926,520 shares of the Company, representing approximately 47.16% of the total issued shares of the Company as of the Record Date, should abstain and had abstained from voting on the resolutions tabled at the EGM. The Company was not aware of any parties indicating their intention to vote against the resolutions proposed at the Meeting. None of our shareholders was entitled to attend and abstain from voting in favour as set out in Rule 13.40 of The Hong Kong Listing Rules.

Pursuant to the Hong Kong Listing Rules, the H Share Registrar of the Company (Hong Kong Registrars Limited) was appointed as the scrutineer at the EGM for the purpose of vote-takings.

After reviewing the resolutions proposed by the board of directors, the shareholders of the Company and their proxies present at the Meeting resolved through voting by way of poll to approve the following resolutions:

ORDINARY RESOLUTIONS

1.
To consider and approve the “Resolution regarding the 2016 Continuing Connected Transactions between the Company and Huaneng Group”, including Huaneng Group Framework Agreement and the transaction caps thereof

4,301,725,091 shares, representing approximately 99.849338% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 5,571,831 shares voted against.

2.
To consider and approve the “Resolution regarding the connected transaction on finance leasing and leaseback by Huaneng Pingliang Power Generation Limited Company, the controlled subsidiary of the Company”

4,301,603,115 shares, representing approximately 99.847143% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 5,666,327 shares voted against.

3.	To consider and approve the “Resolution regarding the connected transactions on finance leasing and leaseback by the controlled subsidiaries of the Company”

4,301,311,793 shares, representing approximately 99.842010% of the total number of shares held by the shareholders (including proxies) present at the EGM carrying voting rights and who are not interested in the above resolution, voted for and 5,887,369 shares voted against.

By Order of the Board
Huaneng Power International, Inc
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Zhang Shouwen
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Yue Heng
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Geng Jianxin
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Xia Qing
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Zhu Yousheng
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC 13
January 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     January 13, 2016